UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e) of

the Securities Exchange Act of 1934

(Amendment No. 12)

OPENTV CORP.

(Name of Issuer)

KUDELSKI INTERACTIVE CAYMAN, LTD.

KUDELSKI INTERACTIVE USA, INC.

KUDELSKI SA

(Names of Person(s) Filing Statement)

Class A Ordinary Shares of No Par Value

(Title of Class of Securities)

G67543101

(CUSIP Number of Class of Securities)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

Tel:  +41 21 732 01 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Jennifer DiNucci, Esq.	Francis R. Wheeler, Esq.
Cooley Godward Kronish LLP	Cooley Godward Kronish LLP
Five Palo Alto Square	380 Interlocken Crescent
3000 El Camino Real	Suite 900
Palo Alto, CA 94306-2155	Broomfield, CO 80021-8023
Tel: (650) 843-5000	Tel: (720) 566-4000
Fax: (650) 849-7400	Fax: (720) 566-4099

This statement is filed in connection with (check appropriate box):

a. ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐  The filing of a registration statement under the Securities Act of 1933.

c. ☐  A tender offer.

d. ☒  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$26,303,726	$1,876

*

For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as (A) the sum of (i) 16,040,057, which is the difference between 108,145,054, the number of Class A ordinary shares of no par value (“Shares”) of OpenTV Corp. (the “Company”) outstanding as of January 31, 2010, and 92,104,997, the number of Shares beneficially owned by Kudelski SA on such date, (ii) 899,569, which is the number of Shares subject to vested and unvested options outstanding as of January 31, 2010, excluding options that have an exercise price above the per Share redemption price, and (iii) 30,520, which is the maximum number of Shares reserved for issuance upon exchange of shares of the Company’s subsidiary, OpenTV, Inc. (the “Subsidiary”), as of January 31, 2010, multiplied by (B) $1.55, which is the per Share redemption price. The number of outstanding Shares, Shares subject to vested and unvested options and Shares reserved for issuance upon exchange of shares of the Subsidiary is as set forth in Amendment No. 2 to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 29, 2010. The filing fee paid in connection with the redemption is in addition to the filing fee of $8,228 previously paid by Kudelski SA and Kudelski Interactive Cayman, Ltd. in connection with the filing by such entities with the Securities and Exchange Commission on October 5, 2009 of a Schedule TO-T that related to the tender offer by Kudelski Interactive Cayman, Ltd. to acquire all of the Shares not then beneficially owned by Kudelski SA.

**

The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,876	Filing Party:	OpenTV Corp.

Form or Registration No.:	Schedule 13E-3	Date Filed:	January 14, 2010
	Schedule 13E-3/A		February 24, 2010

This Amendment No. 12 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 12”) filed by (a) Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (“Kudelski Cayman”) and an indirect wholly-owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland, (b) Kudelski Interactive USA, Inc., a corporation incorporated under the laws of the State of Delaware (“Kudelski USA”) and an indirect wholly-owned subsidiary of Kudelski SA, and (c) Kudelski SA amends and supplements (i) the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on October 5, 2009 by (A) Kudelski Cayman and (B) Kudelski SA (together with all amendments and supplements thereto, the “Schedule TO”), (ii) Amendment No. 10 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on January 14, 2010 by (A) Kudelski Cayman, (B) Kudelski USA and (C) Kudelski SA (“Amendment No. 10”) and (iii) Amendment No. 11 to Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on February 24, 2010 by (A) Kudelski Cayman, (B) Kudelski USA and (C) Kudelski SA (“Amendment No. 11”).  The Schedule TO related to the offer (the “Offer”) by Kudelski Cayman to purchase all outstanding Class A ordinary shares of no par value (“Shares”) of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the “Company”), not already owned by Kudelski SA or its wholly-owned subsidiaries at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal.  The subsequent offering period that followed the Offer expired on November 25, 2009.  This Amendment No. 12, Amendment No. 11 and Amendment No. 10 relate to the redemption by the Company of all of the outstanding Shares not owned by Kudelski SA, Kudelski Cayman or Kudelski USA (the “Redemption”).  This Amendment No. 12 is the final amendment relating to the Redemption and is filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the Redemption.  The Redemption was the last of a series of “going private” transactions that was initiated by Kudelski Cayman when it commenced the Offer.

Unless otherwise indicated, item numbers refer to the corresponding items numbers of Schedule 13E-3.

Item 15.  Additional Information.

(b)  The responses to Item 1011(b) of Regulation M-A set forth in the Schedule TO, Amendment No. 10 and Amendment No. 11 are hereby amended and supplemented as follows:

On March 26, 2010, the Company issued a press release announcing the completion of the Redemption (the “Press Release”).  According to the Press Release, at 5:00 p.m., New York City time, on March 26, 2010, the Company completed the Redemption (other than any redemption of Shares held by Kudelski SA and two of its subsidiaries, and Shares held by shareholders who validly dissented from the Redemption) for $1.55 per share in cash, without interest and less applicable withholding taxes.

According to the Press Release, as of the completion of the Redemption, four registered holders of an aggregate of 100,593 Shares submitted letters seeking to dissent from the Redemption.  As provided in the Press Release, those Shares have not been redeemed, but such dissenting shareholders have no rights with respect to such Shares other than the right to receive the fair value of such Shares as determined in accordance with the laws of the British Virgin Islands.

According to the Press Release, in connection with the Redemption, the Shares have been voluntarily delisted from The NASDAQ Global Market and the Company intends to file a Form 15 with the SEC in order to deregister the Shares and terminate the Company’s reporting obligations under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDELSKI INTERACTIVE CAYMAN, LTD.

By:	/s/ Lucien Gani
	Name:	Lucien Gani
	Title:	Director

Date: March 30, 2010

By:	/s/ Santino Rumasuglia
	Name:	Santino Rumasuglia
	Title:	Director

Date: March 30, 2010

KUDELSKI SA

By:	/s/ Lucien Gani
	Name:	Lucien Gani
	Title:	General Counsel and
Head of Legal Affairs

Date: March 30, 2010

By:	/s/ Mauro Saladini
	Name:	Mauro Saladini
	Title:	Executive Vice President and
Chief Financial Officer

Date: March 30, 2010

KUDELSKI INTERACTIVE USA, INC.

By:	/s/ Lucien Gani
	Name:	Lucien Gani
	Title:	President and Chief Executive Officer

Date: March 30, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated October 5, 2009*

(a)(1)(ii)	Letter of Transmittal*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, and Other Nominees*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*

(a)(1)(vi)	Instructions for Completing Substitute Form W-9*

(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN*

(a)(1)(viii)	Summary Advertisement*

(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009*

(a)(1)(x)	Excerpts from Kudelski SA Transaction Website*

(a)(1)(xi)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 13, 2009*

(a)(1)(xii)	Press Release issued by Kudelski Group, dated October 26, 2009*

(a)(1)(xiii)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 30, 2009*

(a)(1)(xiv)	Press Release issued by Kudelski Group, dated October 30, 2009*

(a)(1)(xv)	Press Release issued by Kudelski Group, dated November 2, 2009*

(a)(1)(xvi)	Press Release issued by Kudelski Group, dated November 3, 2009*

(a)(1)(xvii)	Press Release issued by Kudelski Group, dated November 9, 2009*

(a)(1)(xviii)	Press Release issued by Kudelski Group, dated November 13, 2009*

(a)(1)(xix)	Press Release issued by Kudelski Group, dated November 23, 2009*

(a)(1)(xx)	Press Release issued by Kudelski Group, dated November 27, 2009*

(a)(3)(i)

Preliminary Redemption Notice/Transaction Statement of OpenTV Corp. dated January 14, 2010 (incorporated by reference to Exhibit (a)(3)(i) to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on January 14, 2010)*

(a)(3)(ii)

Final Redemption Notice/Transaction Statement of OpenTV Corp. (incorporated by reference to Exhibit (a)(3)(i) to Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on February 24, 2010)*

(a)(5)(i)

Complaint of Charles Michael Foley against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the Superior Court of the State of California, County of San Francisco, and dated October 8, 2009*

(a)(5)(ii)	Kudelski Group Investor Presentation, dated October 2009*

(a)(5)(iii)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(iv)

Complaint of Salvatore L. Giordano against OpenTV Corp., André Kudelski, Nigel Bennett, Joseph Deiss, Lucien Gani, Alex Osadzinski, Pierre Roy, Mauro Saladini, James A. Chiddix, Clause Smadja, Jerry Machovina, Kudelski SA, and Kudelski Interactive Cayman, Ltd., filed in the United States District Court for the Northern District of California, and dated October 23, 2009*

(a)(5)(v)

Complaint of Joseph Weiss against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated October 26, 2009*

(a)(5)(vi)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(vii)

Complaint of Douglas Grimes against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated November 2, 2009*

(a)(5)(viii)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(ix)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(x)

Preliminary Notice of Redemption Pursuant to Sections 176 and 179 of the BVI Business Company Act, 2004 (as amended) (incorporated by reference to Exhibit (a)(3)(ii) to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on January 14, 2010)*

(a)(5)(xi)

Final Notice of Redemption Pursuant to Sections 176 and 179 of the BVI Business Company Act, 2004 (as amended) (incorporated by reference to Exhibit (a)(3)(ii) to Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on February 24, 2010)*

(b)

Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger*

(c)	None

(d)(i)

Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)*

(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)*

(d)(iii)

Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)*

(f)	Sections 176 and 179 of the BVI Business Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)*

(g)	None

(h)	None

* Previously filed